FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of July, 2002

TAG Oil Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2002

TAG Oil Ltd.
(Registrant)

(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Tag Oil Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. **Date of Material Change**

On or about July 24, 2002

Item 3. **Press Release**

July 24, 2002, Vancouver, B.C.

Item 4. **Summary of Material Change**

TAG Retains Respected Investor and Media Relations Firm

Item 5. **Full Description of Material Change**

Vancouver, B.C., July 24, 2002 TAG Oil Ltd. (OTCBB:TAGOF) is pleased to announce that it has retained Republic Communications to provide additional expertise to the Company's investor and shareholder relations program.

TAG Oil recognizes the importance of ensuring investor awareness and keeping in close communication with its stockholders. The Company chose Republic Communications because of their understanding of the capital markets for the international oil and gas industry. Republic will assist the Company in improving its visibility in the financial community.

For further Information:
Republic Communications
1-866-414-4144
info@RepublicIR.com
ir@tagoil.com

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

July 24, 2002 *"Garth Johnson"*

Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia

TAG Oil Retains Respected Investor and Media Relations Firm

Vancouver, B.C., July 24, 2002 TAG Oil Ltd. (OTCBB:TAGOF) is pleased to announce that it has retained Republic Communications to provide additional expertise to the Company's investor and shareholder relations program.

TAG Oil recognizes the importance of ensuring investor awareness and keeping in close communication with its stockholders. The Company chose Republic Communications because of their understanding of the capital markets for the international oil and gas industry. Republic will assist the Company in improving its visibility in the financial community.

For further Information:
Republic Communications
1-866-414-4144
info@RepublicIR.com
ir@tagoil.com